FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**

## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached notice relating to:-**

> **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the extension of time to announce the consolidated proforma financial results of the Company and its subsidiaries for the financial year ended 31 December 2006.**

**Dated this 26th day of February, 2007**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*



* *Independent Non-executive Directors*

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| Miscellaneous | |
|---|---|
| * Asterisks denote mandatory information | |
| Name of Announcer * | INDOFOOD AGRI RESOURCES LTD. |
| Company Registration No. | 200106551G |
| Announcement submitted on behalf of | INDOFOOD AGRI RESOURCES LTD. |
| Announcement is submitted with respect to * | INDOFOOD AGRI RESOURCES LTD. |
| Announcement is submitted by * | LEE SIEW JEE, JENNIFER |
| Designation * | COMPANY SECRETARY |
| Date & Time of Broadcast | 25-Feb-2007 10:20:59 |
| Announcement No. | 00002 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | EXTENSION OF TIME TO ANNOUNCE THE CONSOLIDATED PROFORMA FINANCIAL RESULTS OF THE COMPANY AND ITS SUBSIDIARIES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 ("THE RESULTS") |
| Description | PLEASE SEE ATTACHED. |
| **Attachments:** | ExtensionAnnouncement.pdf<br>Total size = **19K**<br>(2048K size limit recommended) |

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**INDOFOOD AGRI RESOURCES LTD.**
(Incorporated In the Republic of Singapore on 5 October 2001)
(Company Registration Number 200106551G)

## EXTENSION OF TIME TO ANNOUNCE THE CONSOLIDATED PROFORMA FINANCIAL RESULTS OF THE COMPANY AND ITS SUBSIDIARIES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 ("THE RESULTS")

Indofood Agri Resources Ltd. (the "**Company**") wishes to announce that the Singapore Exchange Securities Trading Limited ("SGX-ST") has informed the Company that it has no objection to the Company's application for an extension of time to release the Results.

The reasons for the extension of time are as follows:-

a) During the months of January and February 2007, significant management resources of the Company were committed to, *inter alia*, seeking the necessary regulatory and shareholders' approvals for the Company's acquisition of Indofood Oil & Fats Pte. Ltd. ("**Acquisition**"), the legal completion of the Acquisition, the preparation of its Offer Information Statement for the placement of 338 million new ordinary shares of the Company ("**Placement**") and the investment roadshow for the Placement. As such activities were consecutive, intensive and highly time consuming, this has slowed down the normal process involved in the management's preparation and review of the Company's accounting information.

b) The Company's current subsidiaries are mainly based in Indonesia and their accounting records are historically prepared under Indonesian accounting standards. For the purpose of the Company's financial reporting in Singapore and on the SGX-ST, such accounts must be in compliance with Singapore Financial Reporting Standards ("**SFRS**") on a consolidated basis. This being the first year of the Company's listing (post-Acquisition), more time is required for the Company and its new subsidiaries to familiarise themselves with reporting their financial information under SFRS.

The Company will make an announcement of the Results as soon as practicable, **in any event not later than 31 March 2007**.

**BY ORDER OF THE BOARD**
Moleonoto Tjang
Director
Singapore
25 February 2007

*CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the Acquisition.*

END